HSBC

April 30, 2018

Pricing Supplement
Registration Statement No. 333-223208
Dated April 30, 2018
Filed Pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

$3,953,710 Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020

Trigger Performance Leveraged Upside Securities[SM]

Principal at Risk Securities

The Dual Directional Trigger PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. At maturity, if the price of the reference stock has remained the same or appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the reference stock, subject to the maximum payment at maturity. If the price of the reference stock has depreciated by no more than 20%, the investor will receive the stated principal amount plus an unleveraged positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 20%. However, if the price of the reference stock has depreciated by more than 20%, investors will be negatively exposed to the full amount of the percentage decline in the reference stock and will lose 1% of the stated principal amount for every 1% decline in the reference stock from the pricing date to the valuation date. These Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the reference stock, and the unleveraged absolute return feature, which applies to a limited range of negative performance of the reference stock. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. Any payments on the Trigger PLUS are subject to the credit risk of HSBC.**

FINAL TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Issue price:	$10 per Trigger PLUS
Pricing date:	On or about April 30, 2018
Original issue date:	On or about May 3, 2018 (3 business days after the pricing date)
Valuation date:	April 30, 2020 subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement
Maturity date:	May 5, 2020 subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement
Reference stock:	The common stock of Apple Inc. (Bloomberg symbol: "AAPL")
Aggregate principal amount:	$3,953,710
Payment at maturity:	• If the final share price is *greater than or equal to* the initial share price: $10 + the leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final share price is *less than* the initial share price but is *greater than or equal to* the trigger price: $10 + ($10 x absolute share return) *In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the reference stock. In no event will this amount exceed the stated principal amount plus $2.00 for each Trigger PLUS.* • If the final share price is *less than* the trigger price: $10 x the share performance factor *This amount will be less than $8.00 and could be zero. You will lose at least 20% of the stated principal amount if the final share price is less than the trigger price. Any payments on the Trigger PLUS are subject to the credit risk of HSBC.*
Leveraged upside payment:	$10 x leverage factor x share percent change
Maximum payment at maturity:	$12.65 per Trigger PLUS (126.50% of the stated principal amount).
Leverage factor:	150%
Share percent change:	(final share price – initial share price) / initial share price
Absolute share return:	The absolute value of the share percent change. For example, a -5% share percent change will result in a +5% absolute share return.
Share performance factor:	final share price / initial share price
Trigger price:	$132.208 , which is 80% of the initial share price
Initial share price:	$165.26, which was the official closing price of the reference stock on the pricing date
Final share price:	The official closing price of the reference stock on the valuation date, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the Stock-Linked Underlying Supplement.
Stated principal amount:	$10 per Trigger PLUS
Estimated initial value:	The estimated initial value of the Trigger PLUS is less than the price you pay to purchase the Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market, if any, at any time. See "Risk Factors—The estimated initial value of the Trigger PLUS, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any."
CUSIP:	40435M573
ISIN:	US40435M5739
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per Trigger PLUS	$10.00	$0.20(1)	$9.75
		$0.05(2)	
Total	$3,953,710.00	$79,070.20	$3,854,867.25
		$19,768.55	

(1) *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.25 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Trigger PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."*

(2) *Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS.*

The estimated initial value of the Trigger PLUS on the pricing date is $9.60 per Trigger PLUS, which is less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the Trigger PLUS involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement, page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Trigger PLUS, or determined that this pricing supplement or the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Stock-Linked Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Stock-Linked Underlying Supplement dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

The prospectus supplement dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Dual Directional Trigger Performance Leveraged Upside Securities

Principal at Risk Securities

The Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020 (the "Trigger PLUS") can be used:

- As an alternative to direct exposure to the reference stock that enhances returns for any positive performance of the reference stock, subject to the maximum payment at maturity

- To obtain an unleveraged positive return for a limited range of negative performance of the reference stock

- To enhance returns and potentially outperform the reference stock in a moderately bullish or moderately bearish scenario

The Trigger PLUS are exposed on a 1 to 1 basis to any percentage decline of the final share price from the initial share price if the final share price is less than the trigger price. **Accordingly, investors may lose their entire initial investment in the Trigger PLUS.**

Maturity:	Approximately 2 years
Leverage factor:	150%
Maximum payment at maturity:	$12.65 per Trigger PLUS (126.50% of the stated principal amount).
Trigger price:	80% of the initial share price
Minimum payment at maturity:	None. You may lose your entire initial investment in the Trigger PLUS.
Coupon:	None

Key Investment Rationale

The Trigger PLUS offer 150% leveraged exposure on the positive performance of the reference stock, subject to the maximum payment at maturity of $12.65 per Trigger PLUS (126.50% of the stated principal amount) and an unleveraged positive return on the absolute value of a limited range of negative performance of the reference stock. At maturity, if the price of the reference stock has remained the same or appreciated, investors will receive the stated principal amount of their investment plus a return reflecting the leveraged upside performance of the reference stock, subject to the maximum payment at maturity. If the price of the reference stock has depreciated by no more than 20%, investors will receive the stated principal amount plus an unleveraged positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 20%. However, if the price of the reference stock has decreased by more than 20%, investors will lose 1% of the principal amount for every 1% that the price has declined in the final share price from the initial share price. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS.**

These Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside in excess of the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the reference stock, and the unleveraged absolute return feature, which applies to a limited range of negative performance of the reference stock. Any payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Trigger PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the reference stock.
Absolute Return Feature	The Trigger PLUS enable investors to obtain an unleveraged positive return if the final share price is less than the initial share price but is greater than or equal to the trigger price.
Upside Scenario if the Reference Stock Remains the Same or Appreciates	The final share price is greater than or equal to the initial share price and, at maturity for each Trigger PLUS, we will pay the stated principal amount of $10 plus 150% of the share percent change, subject to the maximum payment at maturity.
Absolute Return Scenario	The final share price is less than the initial share price but is greater than or equal to the trigger price, which is 80% of the initial share price. In this case, investors receive a 1% positive return on the Trigger PLUS for each 1% decline in the price of the reference stock. For example, if the final share price is 10% less than the initial share price, the Trigger PLUS will provide a total positive return of 10% at maturity. The maximum return you may receive in this scenario is a positive 20% return at maturity.
Downside Scenario	The final share price is less than the trigger price, at maturity for each Trigger PLUS, we will pay less than the stated principal amount in an amount that is proportionate to the decline in the final share price from the initial share price. This amount will be less than $8.00 per Trigger PLUS. For example, if the final share price is 80% less than the initial share price, the payment on the Trigger PLUS will result in a loss of 80% of principal at $2.00, or 20% of the stated principal amount. There is no minimum payment at maturity on the Trigger PLUS.

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

How the Trigger PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS assuming the following terms:

Stated principal amount:	$10 per Trigger PLUS
Leverage factor:	150%
Maximum payment at maturity:	$12.65 per Trigger PLUS (126.50% of the stated principal amount)
Trigger price:	80% of the initial share price

Trigger PLUS Payoff Diagram



How it works

- Upside Scenario: If the final share price is greater than or equal to the initial share price, investors would receive the $10 stated principal amount plus 150% of the appreciation of the reference stock over the term of the Trigger PLUS, subject to a maximum payment at maturity of $12.65 per Trigger PLUS. Under the hypothetical terms of the Trigger PLUS, an investor would realize the maximum payment at maturity at a final share price of approximately 117.667% of the initial share price.
    - For example, if the price of the reference stock appreciates 3%, investors would receive a 4.50% return, or $10.45 per Trigger PLUS.
    - For example, if the price of the reference stock appreciates 40%, investors would receive only the maximum payment at maturity of $12.65 per Trigger PLUS, or 126.50% of the stated principal amount.
- Absolute Return Scenario: If the final share price is less than the initial share price but is greater than or equal to the trigger price, investors would receive a 1% positive return on the Trigger PLUS for each 1% decline in the reference stock.
    - For example, if the price of the reference stock declines by 10%, investors would receive a 10% return, or $11.00 per Trigger PLUS.
    - The maximum return under this scenario is a positive 20% return at maturity, or $12.00 per Trigger PLUS.
- Downside Scenario: If the final share price is less than the trigger price, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the price of the reference stock. This amount will be less than $8.00 per Trigger PLUS. There is no minimum payment at maturity on the Trigger PLUS.
    - For example, if the reference stock decline by 40%, investors would lose 40% of their principal and receive only $6.00 per Trigger PLUS at maturity, or 60% of the stated principal amount.

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Investor Suitability

The Trigger PLUS may be suitable for you if:

- You seek an investment with a leveraged positive return linked to the reference stock and you believe the reference stock will increase or decrease only moderately.

- You are willing to make an investment that is exposed to any negative share percent change on a 1-to-1 basis if the final share price is less than the trigger price.

- You are willing to invest in the Trigger PLUS based on the maximum payment at maturity indicated herein, which may limit your return at maturity.

- You are willing to accept the risk and return profile of the Trigger PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the reference stock.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Trigger PLUS to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Trigger PLUS.

The Trigger PLUS may not be suitable for you if:

- You believe that the final share price of the reference stock will be less than its trigger price or that the share percent change or the absolute share return will not be sufficiently positive to provide you with your desired return.

- You are unwilling to make an investment that is exposed to any negative share percent change on a 1-to-1 if the final share price is less than the trigger price.

- You are unwilling to invest in the Trigger PLUS based on the maximum payment at maturity indicated herein, which may limit your return at maturity.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the reference stock.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Trigger PLUS to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Trigger PLUS.

HSBC

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the Trigger PLUS is not equivalent to investing directly in the reference stock. You should understand the risks of investing in the Trigger PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Trigger PLUS in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following section:

"— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **Trigger PLUS do not pay interest and may result in a loss of principal.** The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final share price is less than the trigger price (which is 80% of the initial share price), the absolute return feature will no longer be available and you will lose at least 20% of the principal amount at maturity. In this case, you will lose a portion of your principal amount equal to the percentage decline in the price of the reference stock from the initial share price to the final share price, subject to the credit risk of HSBC. **There is no minimum payment on the Trigger PLUS and you may lose up to 100% of the stated principal amount.**

- **The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of $12.65 per Trigger PLUS (126.50% of the stated principal amount). Although the leverage factor provides 150% exposure to any amount by which the final share price is greater than the initial share price, because the payment at maturity will be limited to the maximum payment at maturity, any increase in the final share price over the initial share price by more than approximately 17.667% of the initial share price will not further increase the return on the Trigger PLUS.

- **Credit risk of HSBC USA Inc.** The Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger PLUS.

- **Single stock risk.** The price of the reference stock can rise or fall sharply due to factors specific to the reference stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and prices, interest rates and economic and political conditions.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the trading price, volatility (frequency and magnitude of changes in value), and dividend yield of the reference stock, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the reference stock and which may affect the final share price of the reference stock, the occurrence of certain events affecting the reference stock that may or may not require an adjustment to the final share price and any actual or anticipated changes in our credit ratings or credit spreads. The price of the reference stock may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you sell your Trigger PLUS prior to maturity.

- **As a holder of the Trigger PLUS, you will not have any ownership interest or rights in the reference stock.** As a holder of the Trigger PLUS, you will not have any ownership interest or rights in the reference stock, such as voting rights, dividend payments or other distributions. In addition, Apple Inc. will not have any obligation to consider your interests as a holder of the Trigger PLUS in taking any corporate action that might affect the price of the reference stock and the Trigger PLUS.

- **No affiliation with Apple Inc.** We are not affiliated with Apple Inc. We have not made any independent investigation of the adequacy or completeness of the information about Apple Inc. contained in this pricing supplement. You should make your own investigation into the reference stock and Apple Inc. We are not responsible for Apple Inc.'s public disclosure of information, whether contained in SEC filings or otherwise.

- **There is limited anti-dilution protection.** For certain events affecting the reference stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the reference stock. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the Trigger PLUS may be materially and adversely affected.

- **The estimated initial value of the Trigger PLUS, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any**. The estimated initial value of the Trigger PLUS was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger PLUS. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger PLUS to be more favorable to you. We determined the value of the embedded derivatives in the Trigger PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Trigger PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market (if any exists) at any time.

- **The price of your Trigger PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger PLUS, the underwriting discount and the costs associated with structuring and hedging our obligations under the Trigger PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Trigger PLUS in the secondary market, if any, the price you would receive for your Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the reference stock and changes in market conditions, and cannot be predicted with accuracy. The Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger PLUS to maturity. Any sale of the Trigger PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 2 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger PLUS and other costs in connection with the Trigger PLUS that we will no longer expect to incur over the term of the Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger PLUS and any agreement we may have with the distributors of the Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the Trigger PLUS is not linked to the price of the reference stock at any time other than the valuation date.** The final share price will be based on the official closing price of the reference stock on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the reference stock appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the price of the reference stock prior to that decrease. Although the actual price of the reference stock on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final share price, the payment at maturity will be based solely on the official closing price of the reference stock on the valuation date.

- **Hedging and trading activity by our affiliates could adversely affect the value of the Trigger PLUS.** One or more of our affiliates expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the reference stock), including trading in the reference stock. Some of our affiliates also trade the reference stock and other financial instruments related to the reference stock on a regular basis as part of their general broker-dealer and

other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial share price and, as a result, could increase the level at which the reference stock must close so that an investor does not suffer a loss on the investor's initial investment in the Trigger PLUS. Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could adversely affect the price of the reference stock on the valuation date and, accordingly, the payout to you at maturity.

- **In some circumstances, the payment you receive on the Trigger PLUS may be based on the shares of another company and not Apple Inc.** Following certain corporate events relating to the issuer of reference stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock of a successor or any cash or any other assets distributed to holders in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Trigger PLUS.

- **The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS. Accordingly, you should be willing to hold your Trigger PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial share price, the trigger price and the final share price, including whether the price of the reference stock has decreased to or below the trigger price, and will calculate the amount of cash, if any, that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to the reference stock. These determinations, which may be subjective, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the Trigger PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Trigger PLUS in taking any actions, including the determination of the initial share price, that might affect the value of your Trigger PLUS.

- **The Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger PLUS.

- **The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

HSBC

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Information about the Reference Stock

Apple Inc.

Apple Inc. has stated in its filings with the SEC that it designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers and resellers. Information filed by AAPL with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be located by reference to its SEC file number: 001-36743 or its CIK Code: 320193. In addition, information regarding Apple Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on April 30, 2018:

Bloomberg Ticker Symbol:	AAPL	**52 Week High (on March 12, 2018):**	$181.72
Current Share Price:	$165.26	**52 Week Low (on June 16, 2017):**	$142.27
52 Weeks Ago:	$143.65		

This document relates only to the Trigger PLUS offered hereby and does not relate to the reference stock or other securities of Apple Inc. We have derived all disclosures contained in this document regarding Apple Inc. stock from the publicly available documents described in the preceding paragraph. In connection with the offering of the Trigger PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple Inc. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding Apple Inc. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the reference stock (and therefore the price of the reference stock at the time we price the Trigger PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Apple Inc. could affect the amount received at maturity with respect to the Trigger PLUS and therefore the value of the Trigger PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of the reference stock.

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Historical Information

The table below sets forth the published high and low prices of the reference stock for each quarter in the period from January 1, 2008 through April 6, 2018. The associated graph shows the closing prices of the reference stock for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of the reference stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the reference stock at any time, including on the valuation date.

Common Stock of Apple Inc. CUSIP: 40435M573	High (Closing)	Low (Closing)	Period End (Closing)
2008			
First Quarter	$28.30	$17.02	$20.50
Second Quarter	$27.14	$20.50	$23.92
Third Quarter	$25.67	$15.04	$16.24
Fourth Quarter	$16.24	$11.50	$12.19
2009			
First Quarter	$15.70	$11.17	$15.02
Second Quarter	$20.67	$15.02	$20.35
Third Quarter	$26.59	$19.34	$26.48
Fourth Quarter	$30.23	$25.82	$30.12
2010			
First Quarter	$33.69	$27.43	$33.56
Second Quarter	$39.17	$33.56	$35.93
Third Quarter	$41.78	$34.31	$40.54
Fourth Quarter	$46.50	$39.81	$46.08
2011			
First Quarter	$51.88	$46.08	$49.78
Second Quarter	$50.44	$45.05	$47.95
Third Quarter	$59.06	$47.95	$54.45
Fourth Quarter	$60.32	$51.93	$57.86
2012			
First Quarter	$88.23	$57.86	$85.64
Second Quarter	$90.89	$75.73	$83.43
Third Quarter	$100.30	$82.13	$95.32
Fourth Quarter	$95.96	$72.71	$76.15
2013			
First Quarter	$78.43	$60.01	$63.23
Second Quarter	$66.26	$55.79	$56.58
Third Quarter	$72.53	$56.58	$68.11
Fourth Quarter	$81.44	$68.11	$80.16
2014			
First Quarter	$80.16	$71.35	$76.68
Second Quarter	$94.25	$73.99	$92.93
Third Quarter	$103.30	$92.93	$100.75
Fourth Quarter	$119.00	$96.26	$110.38
2015			
First Quarter	$133.00	$105.99	$124.43
Second Quarter	$132.65	$124.25	$125.43
Third Quarter	$132.07	$103.12	$110.30
Fourth Quarter	$122.57	$105.26	$105.26
2016			
First Quarter	$109.56	$93.42	$108.99
Second Quarter	$112.10	$90.34	$95.60
Third Quarter	$115.57	$94.99	$11305
Fourth Quarter	$118.25	$105.71	$115.82
2017			
First Quarter	$144.12	$115.82	$143.66
Second Quarter	$156.10	$140.68	$144.02
Third Quarter	$164.04	$142.73	$154.12
Fourth Quarter	$176.42	$153.48	$169.23
2018			
First Quarter	$181.72	$155.15	$167.78
Second Quarter (through April 30, 2018)	$178.24	$162.32	$165.26

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Apple Inc. – Daily Closing Prices
January 1, 2008 to April 30, 2018



Additional Information About the Trigger PLUS

Please read this information in conjunction with the final terms on the cover page of this document.

General Information	
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	40435M573
ISIN:	US40435M5739
Minimum ticketing size:	$1,000 / 100 Trigger PLUS
Denominations:	$10 per Trigger PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the Trigger PLUS, and therefore significant aspects of the tax treatment of the Trigger PLUS are uncertain as to both the timing and character of any inclusion in income in respect of the Trigger PLUS. Under one approach, the Trigger PLUS could be treated as a pre-paid executory contract with respect to the reference stock. We intend to treat the Trigger PLUS consistent with this approach. Pursuant to the terms of the Trigger PLUS, you agree to treat the Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Trigger PLUS as a pre-paid executory contract with respect to the reference stock. Pursuant to this approach, we do not intend to report any income or gain with respect to the Trigger PLUS prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger PLUS for more than one year at such time for U.S. federal income tax purposes.
	We will not attempt to ascertain whether the issuer of the reference stock would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the reference stock were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder (both as defined in the accompanying prospectus supplement), as the case may be. You should refer to information filed with the SEC and other authorities by the issuer of the reference stock and consult your tax advisor regarding the possible consequences to you if the issuer of the reference stock is or becomes a PFIC or a USRPHC.
	In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Trigger PLUS is required to accrue income in respect of the Trigger PLUS prior to the receipt of payments under the Trigger PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder of the Trigger PLUS could be subject to U.S. withholding tax in respect of a Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger PLUS.
	Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Trigger PLUS.
	For a further discussion of U.S. federal income tax consequences related to each Trigger PLUS, see the

	section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Trigger PLUS, will receive a fee of $0.25 per $10 stated principal amount, and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Trigger PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Trigger PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

Delivery of the Trigger PLUS will be made against payment for the Trigger PLUS on the original issue date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Trigger PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement. |
| **Events of default and acceleration:** | If the Trigger PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this pricing supplement. In such a case, the third scheduled trading day for the reference stock immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final share price. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.

For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Where you can find more information:** | This pricing supplement relates to an offering of the Trigger PLUS linked to the reference stock. The purchaser of a Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Trigger PLUS relates to the reference stock, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference stock or as to the suitability of an investment in the Trigger PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Trigger PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement**,** as the Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, |

HSBC

Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due May 5, 2020
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

accounting and other advisors before you invest in the Trigger PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Stock-Linked Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Validity of the Trigger Plus:	In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Trigger PLUS pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Trigger PLUS offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

This document provides a summary of the terms and conditions of the Trigger PLUS. We encourage you to read the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.